UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12B-25

SEC File Number: 000-28887

CUSIP Number: 141335109

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K      ☐ Form 11-K     ☐ Form 20-F      ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended:	March 31, 2012

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of Registrant	Carbonics Capital Corporation

Former name if applicable

Address of principal executive office (Street and Number)	100 Overlook Center, 2nd Floor

City, state and zip code	Princeton, NJ 08540

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Records and documentation necessary for completion of the narrative and financial statements for the report were not available in time to complete the Form 10-Q of the Registrant for the quarterly period ending March 31, 2012. The Registrant will file such report on or before May 21, 2012.

PART IV

OTHER INFORMATION

(1)         Name and telephone number of person to contact in regard to this notification

Stephen J. Schoepfer	(609)	498-7029
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Carbonics Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 14, 2012	By:	/s/ Stephen J. Schoepfer
		Name:	Stephen J. Schoepfer
		Title:	Chief Executive Officer